

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

(Stock Code: 00142)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at Chater Rooms I and II, Level B1, The Ritz Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong on Wednesday, 24th May, 2006 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2005.
2. To declare a final dividend of HK2 cents (US0.26 cent) per ordinary share for the year ended 31st December, 2005.
3. To re-appoint Ernst & Young as Auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.
4. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as an Ordinary Resolution of the Company:–
   (i) THAT Mr. Anthoni Salim be and is hereby re-elected as a Non-executive Director and Chairman of the Board of Directors of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which Mr. Anthoni Salim retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company (the "Code") and/or the Bye-laws.
   (ii) THAT Mr. Sutanto Djuhar be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which Mr. Sutanto Djuhar retires by rotation pursuant to the Code and/or the Bye-laws.
   (iii) THAT Mr. Tedy Djuhar be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which Mr. Tedy Djuhar retires by rotation pursuant to the Code and/or the Bye-laws.
   (iv) THAT Mr. Ibrahim Risjad be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which Mr. Ibrahim Risjad retires by rotation pursuant to the Code and/or the Bye-laws.
5. To authorise the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws, and to fix the remuneration of the Independent Non-executive Directors at the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined from time to time by the board.
6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT the Board of Directors of the Company be and is hereby authorised to appoint additional directors as an addition to the board, but so that the maximum number of directors so appointed by the directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time and any person so appointed shall remain as a director only until the next following annual general meeting of the Company and then shall be eligible for re-election at that meeting."
7. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;

   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."
8. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and is hereby approved generally and unconditionally;

   (b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution:

   'Relevant Period' means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."
9. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 8 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 7."
10. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 19th April, 2006

Principal Office	**Registered Office**
24th Floor, Two Exchange Square,	Canon's Court,
8 Connaught Place, Central,	22 Victoria Street,
Hong Kong	Hamilton HM 12, Bermuda

Explanatory Notes to the Notice of Annual General Meeting:

1. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. A form of proxy for use at the meeting is enclosed in the circular which contains the notice of the Meeting (the "Notice"). The form of proxy will also be published on the website of The Stock Exchange of Hong Kong Limited and can also be downloaded from the Company's website: www.firstpacco.com.hk.
3. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
4. With respect to agenda item No. 7 in the Notice, approval is being sought from the members because under the Listing Rules the existing general mandate to issue shares lapses at the Meeting.
5. An explanatory statement containing further details regarding agenda item No. 8 in the Notice on the general mandate to repurchase shares is set out in Appendix II of the circular containing the Notice.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
His Excellency Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*